SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 13 May 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

BP p.l.c. Group results First quarter 2008 - amendment

London

13

May
 2008

BP MAKES MINOR AMENDMENT TO FIRST QUARTER 2008 RESULTS

On 29 April 2008, BP p
.
l
.
c
.
 announced its unaudited group result
s for the first quarter of 2008.
Subsequent to making this announcement, it was discovered that a refining stock valuation error had led to the value of group-wide inventories being reported as $26,855 million instead of the co rrect figure of $26,588 million.

BP has today made minor amendments to its 2008 first quarter result
s to take account of this error.

The impact on the replacement cost profit attributable to BP shareholders of $6,588 million was insignificant and this figure has therefore not been amended.

The profit (including inventory gains and losses) before interest and tax for the Refining and Marketing segment was, however, stated to be $2,840 million instead of $2,573 million, a difference of
$267 million.
The group's reported profit for the period attributable to BP shareholders, after tax, was stated to be $7,619 million instead of £7,451 million, a difference of
$168 million.

The amended comparative amounts will be included in our second quarter results announcement
.
The amended results for the first quarter of 2008 will also be published in BP's first quarter 2008 Form 6-K to be filed shortly with the US Securities and Exchange Commission
.
BP's SEC filings are available to the public at the SEC's website at
www.sec.gov
.
Key
 revised data is provided below.

Unaudited
First quarter 2008
	As reported	As amended
$ million (except per share amounts)
Group income statement
Purchases	61,53 3	61,80 0
Profit before taxation	12,26 0	11,99 3
Taxation	4,50 9	4,41 0
Profit for the period	7,75 1	7,58 3

Profit attributable to BP shareholders	7,61 9	7,45 1
Inventory holding (gains) losses , net of tax	(1,031)	(863)

Earnings per share - cents
Profit attributable to BP shareholders
Basic	40.3 6	39.4 7
Diluted	40.0 0	39.1 2

Analysis of profit before interest and tax
Refining and Marketing
UK	6 9	6 9
Rest of Europe	94 4	94 4
US	1,38 2	1,11 5
Rest of World	44 5	44 5
	2,84 0	2,57 3
Group balance sheet
Inventories	26,85 5	26,58 8
Deferred tax liabilities	20,26 4	20,16 5
Net assets	99,70 4	99,53 6
BP shareholders' equity	98,64 2	98,47 4

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BP p.l.c.
                                        (Registrant)

Dated:    13 May 2008                                                                                                                                                                /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary